

Mail Stop 4631

November 30, 2015

Via E-mail
Thomas A. George
Chief Financial Officer
Deckers Outdoor Corporation
495-A South Fairview Avenue
Goleta, California 93117

> **Re:** **Deckers Outdoor Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2015**
> **Filed June 1, 2015**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2015**
> **Filed August 10, 2015**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2015**
> **Filed November 9, 2015**
> **Response dated November 19, 2015**
> **File No. 1-36436**

Dear Mr. George:

We have reviewed your November 19, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25
Results of Operations, page 29

1. We note your response to comment 1 in our letter dated October 21, 2015. Please tell us how you determined that the Buying Agency Agreement between the US entity and DIL-HK is not an intercompany agreement whereby the expense for the US entity and the income for DIL-HK would be eliminated in consolidation. Further, the explanation provided would appear to have an impact on your effective tax rate. Please tell us the extent to which this

agreement impacted your effective tax rates for fiscal years 2014 and 2015, along with your consideration for providing a discussion and analysis of the impact in MD&A regarding income taxes.

2. We note your response to comment 2 in our letter dated October 21, 2015, in which you stated that you would provide quantified information in future periodic reports. However, the prior comment was requesting that you expand your disclosures to provide investors with an analysis of the material factors that led to depreciation and amortization expense for the UGG brand wholesale and unallocated overhead increasing significantly. In your response, you acknowledge that the analysis provided in MD&A for the UGG operating expenses did not provide a specific reason for the amortization of assets and no explanation was provided for the increase related to unallocated overhead. Please refer to Items 303(a)(3)(i) and (ii) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance.

3. We note your response to comment 3 in our letter dated October 21, 2015. Please consider expanding your discussion and analysis of selling, general and administrative expenses as it relates to retail costs to provide the information you provided in your response letter, as this is a material expense that had a material year over year impact to operations. Please refer to Items 303(a)(3)(i) and (ii) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance.

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17
Results of Operations, page 22

4. We note your response to comment 8 in our letter dated October 21, 2015. As previously requested, please expand your disclosure within the Results of Operations section or Liquidity and Capital Resources section of MD&A to provide investors with an understanding of the material facts and circumstances that led management to recognize a $3.3 million increase to allowance for doubtful accounts during the first quarter of fiscal year 2016. As previously noted, this increase negatively impacted to loss from operations by 5.1%.

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Note 1. General, page 5
Change in Segment Reporting, page 5

5. We note your response to comment 7 in our letter dated October 21, 2015, in which you provided us with an aggregation analysis for your decision to aggregate the previously separated E-Commerce reportable segment and Retail stores reportable segment into one reportable segment beginning with the first quarter of fiscal year 2016. Based on your

response and your disclosures in your fiscal year 2016 Forms 10-Q, it is unclear if you are aggregating two operating segments into one reportable segment, or if your change in organizational structure that also occurred resulted in a change in your identified operating segments such that E-Commerce and Retail stores are no longer operating segments but rather components of the newly formed operating segment, Direct-to-Consumer. Please advise with reference to the guidance in ASC 280-10-50-1 through 50-9. To the extent that E-Commerce and Retail stores meet the definition of operating segments and the two operating segments are aggregated into one reportable segment, please provide us with your comprehensive analysis of aggregation of the two operating segments. Please ensure that your response includes net sales, gross profit margin, and income (loss) from operations margin for the last five fiscal years, along with any other information you believe would be useful for these two operating segments to help us understand how these operations are economically similar and aggregation is appropriate. Please also address any differences in any trends these financial indicators may depict (e.g., net sales are decreasing for one operating segment but increasing for another, or there is a material gap in gross profit margins between the two operating segments). Please refer to ASC 280-10-50-11 for guidance.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18
Results of Operations, page 23

6. We note your response to comments 6 and 7 in our letter dated October 21, 2015, in which you note that you provided the quantified information for the impact on DTC net sales changes in volume and pricing had. However, we did not note this disclosure, as required by Item 303(a)(3)(iii) of Regulation S-K. Please advise.

7. We note your response to comment 7 in our letter dated October 21, 2015. Regarding your discussion about the second quarter Form 10-Q, we note your explanation regarding the shift in product mix, which we did not note in your Form 10-Q. We also note your discussion about customer buying behavior shifting from in-store to online, which we also did not note in your Form 10-Q. Please include this expanded information in your analysis of DTC net sales, along with an explanation of the impact on the DTC segment's operating results for the shift in customer buying behavior from in-store to online.

8. We note your discussion and analysis of DTC's loss from operations. Please enhance your discussion and analysis to provide more specific facts and circumstance that resulted in the loss from operations. Specifically, provide enhanced discussion and analysis of the following statements to provide investors with an understanding of the specific facts and circumstances negatively and positively impacting DTC's loss from operations as seen through the eyes of management:
    - Increase in DTC operating expenses of $6 million
    - Decrease in DTC margins of $4 million
    - Increase in DTC sales on DTC operating results.

While we do note your disclosure that operating expenses increased due to new store openings and an impairment charge, no analysis was provided to help an investor understand why new store openings resulted in increased operating expenses, since these costs are included in the prior period as well. Further, there is no explanation as to why an impairment charge was recognized for five retail stores. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3 and b.4. of the Financial Reporting Codification for guidance.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754, or in her absence, Craig E. Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and
Construction